UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Funds at June 30, 2012

	Partners Fund	Small-Cap Fund	International Fund
Net Assets (millions)	$8,158	$3,327	$1,406
NAV per Share	$28.52	$28.55	$12.03
Cusip	54306910-8	54306920-7	54306940-5

Portfolio Composition

	Partners Fund	Small-Cap Fund	International Fund
Cash	3.1%	3.7%	3.7%
Short-term cash equivalents	0.0%	5.0%	7.8%
	3.1%	8.7%	11.5%

Common Stock & Options & Swaps
Domestic	74.3%	78.8%	10.6%
Foreign	18.4%	12.0%	73.2%
Bonds	4.2%	0.0%	4.6%
All other, net	0.0%	0.5%	0.1%

Total Net Assets	100.0%	100.0%	100.0%

Number of Securities	21	20	23

Average Annual Returns

	Partners Fund	S&P 500	Small-Cap Fund	Russell 2000	International Fund	EAFE
Year-to-date	7.02%	9.49%	13.16%	8.53%	1.09%	2.96%
Month	6.58%	4.12%	7.29%	4.99%	9.96%	7.01%
Three months	-5.22%	-2.75%	2.96%	-3.47%	-9.34%	-7.13%
One Year	-5.65%	5.45%	1.28%	-2.08%	-22.31%	-13.83%
Three Year	14.95%	16.40%	23.33%	17.80%	2.38%	5.96%
Five Year	-3.47%	0.22%	1.83%	0.54%	-7.33%	-6.10%
Ten Year	4.62%	5.33%	9.42%	7.00%	3.27%	5.14%
15 Year	6.80%	4.77%	9.70%	6.14%	na	na
20 Year	10.38%	8.34%	12.18%	8.96%	na	na
Inception	10.66%	8.74%	10.54%	8.79%	7.09%	3.11%
Inception date	4/8/87		2/21/89		10/26/98

These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or visit southeasternasset.com, for the most recent performance information or southeasternasset.com/mutual_fund_documents/prospectus for a current copy of the Funds' Prospectus and Summary Prospectus, both of which should be read carefully before investing, for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged indices referenced above include reinvested dividends and distributions. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than the purchase price. This material should be preceded or accompanied by a Prospectus. The annualized expense ratios for the Longleaf Partners, Small-Cap, and International Funds are 0.91%, 0.91%, and 1.27% respectively. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk.

Funds Distributed by: Rafferty Capital Markets, LLC

Longleaf Partners Funds Article Reprint Summary at June 30, 2012

	S&P 500	Small-Cap Fund	Russell 2000	International Fund	EAFE
One Year	5.45%	1.28%	-2.08%	-22.31%	-13.83%
Five Year	0.22%	1.83%	0.54%	-7.33%	-6.10%
Ten Year	5.33%	9.42%	7.00%	3.27%	5.14%
Inception	8.74%	10.54%	8.79%	7.09%	3.11%
Inception date		2/21/89		10/26/98

These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or visit southeasternasset.com, for the most recent performance information or southeasternasset.com/mutual_fund_documents/prospectus for a current copy of the Funds' Prospectus and Summary Prospectus, both of which should be read carefully before investing, for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged indices referenced above include reinvested dividends and distributions. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than the purchase price. This material should be preceded or accompanied by a Prospectus. The annualized expense ratios for the Longleaf Partners, Small-Cap, and International Funds are 0.91%, 0.91%, and 1.27% respectively. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk.

Funds Distributed by: Rafferty Capital Markets, LLC

Under SEC Rule 34b-1, this quarterly performance supplement must appear as the first item in any collection of articles containing performance data of the Longeaf Partners Funds. The published articles included in this section have appeared in independent print media, and discuss the investment philosophy used by Southeastern Asset Management, Inc. References to specific companies are used solely to illustrate the application of the firm’s investment principles to particular situations. It should not be assumed that recommendations made in the future will be profitable or will equal the performance of the particular securities used as illustrations in the published articles.

Level 3 Communications (LVLT)

Level (3) Communications

Good Business - Vast, irreplaceable network; rapidly growing utilization

Overview

Among world’s largest internet backbones

Spans 45 countries, 3 continents, 450 cities

Unique combination of long-haul and metro routes 100,000 miles intercity ; 30,000 miles metropolitan

Bandwidth demand rapidly growing

Competitive Advantage

Impossible to replicate metro assets

Low-cost network in long haul

Global network coverage

Good People - Deep industry experience and technical expertise

Jeff Storey, President and COO - meeting sales targets

Temasek Holdings - owns 25% and holds 3 board seats

Global Internet Trends

Global internet traffic is forecast to grow at 29% CAGR from 2011 to 2016

Exabytes per Month - An exabyte is 1 billion gigabytes

Business Consumer

31 44 59 77 94 109

2011 2012 2013 2014 2015 2016

Source: Cisco Visual Networking Index Global IP Traffic Forecast, 2011-2016 (May 30, 2012)

Level 3’s global network can service that growth

Source: Level 3 Communications

Southeastern Asset Management, Inc.

Advisor to Longleaf Partners Funds

Intended for use by Southeastern clients and institutional investors only Updated July 9, 2012

Level 3 Communications (LVLT)

Good Price – Price to value low-40s%

Appraisal

- Assumes:
  - 5% revenue growth this year/7% average over 8 years

Why the stock is cheap

- No direct comps to properly value assets
- Historic debt levels
- EBITDA multiple in line with industry but ignores LVLT's lower capex and tax advantage

Southeastern's View – Industry consolidation; growing demand; high contribution margins

- Consolidation improves pricing, highlights asset values
- Surge in mobile, cloud, video accelerates demand
- Acquisition of GLBC:
  - Debt coverage ratios no longer an issue
  - Foothold in Latin America; stronger foothold in UK
  - Cost savings of $300 million
  - Sales expertise added

Credit Profile Pre and Post GLBC

Level 3 Communications 2011 Credit Profile

Reported Debt	$	8,450 Million
(Less Cash)		918 Million
Net Debt	**$**	**7,532 Million**

2011 Adjusted EBITDA* ex-Acquisition Costs

Level 3 (Standalone)	$	961 Million
LVLT/GLBC (Pro-Forma)	$	1,303 Million

Net Debt to EBITDA Coverage Ratios

LVLT Pre-GLBC	LVLT Post-LBC
7.8X	5.8X

Source: Company filings

*Adjusted EBITDA is defined by LVLT as net income (loss) from the Consolidated Statements of Operations before income taxes, total other income (expense), non-cash impairment charges, depreciation and amortization, non-cash stock compensation expense, and discontinued operations.

For institutional investors only. *For investors or prospective investors in the Longleaf Partners Funds: Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expenses of the Funds. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk. Funds distributed by: Rafferty Capital Markets, LLC. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Intended for use by Southeastern clients and institutional investors only

Updated July 9, 2012

HRT Participacoes (HRTP3 - BR)

Good Business – Unique assets near producing wells

Overview

- Oil & gas exploration & production: 21 Brazilian Blocks and 12 Namibian Blocks
- Brazil Solimoes onshore (JV with TNK-BP)
  - Oil and gas producing region
- Largest Namibia offshore acreage; secured rig to drill

Competitive Advantage

- Technical expertise and operational experience
- Hydrocarbons present in 100% of wells drilled
- Government resistance to outsiders in Brazil resources

Good People – Vested owners with strong Brazilian and industry expertise

- CEO Marcio Mello owns 5%
- Monetized 45% Solimoes for $1B from TNK-BP
- 25+ years geological and drilling expertise in Brazil
- >50% historic drilling success rate vs. 30% industry average

HRT Brazilian & Namibian Blocks


Solimões Basin
GAS
GAS
OIL & GAS
GAS & CONDENSATE
GAS


Namibia

Source: Company Filings & Presentations

Southeastern Asset Management, Inc.
Advisor to Longleaf Partners Funds

Intended for use by Southeastern clients and institutional investors only

Updated July 9, 2012

HRT Participacoes (HRTP3 - BR) HRT

Good Price - Price-to-Value mid-30s%

Appraisal

Assumes:

30% success rate in Brazil

Namibian certified reserves at $0.10/barrel Market price cash; get acreage for free

Why the stock is cheap

Poor communication and disappointing execution

Drilling results indicate higher cost and time to extract oil

No cash flow for several years

Southeastern’s View - Deeply discounted, high probability acreage with management expertise

Management reducing cash burn and exploring farm outs

Current cash funds 2 years without production or asset sales

Upside of $5 B in incentive fees in Brazil from TNK-BP

Upside in Namibian acreage with increasing attention from majors

How Cheap Is HRT?

Our worst case appraisal

Real Per Share

Cash

R$5.80

Solimoes Value

R$9.00

(based on TNK-BP Price for 45% stake)

Namibian Value

R$4.50

(D&M certified resources at $0.10/boe)

Stock Price R$5.79

Our Appraisal Value

~R$19.30

Source: Southeastern estimates

For institutional investors only. For investors or prospective investors in the Longleaf Partners Funds: Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Funds’ Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expenses of the Funds. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk. Funds distributed by: Rafferty Capital Markets, LLC. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security

Southeastern Asset Management, Inc.

Advisor to Longleaf Partners Funds

Intended for use by Southeastern clients and institutional investors only Updated July 9, 2012